CENTERPOINT ENERGY RESOURCES CORP.

1111 Louisiana Street

Houston, Texas 77002

July 19, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of CenterPoint Energy Resources Corp.’s Registration Statement on Form S-4 (File No. 333-272907) filed on June 23, 2023.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CenterPoint Energy Resources Corp. hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-272907) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on July 21, 2023, at 4:30 p.m. Eastern time, or as soon thereafter as practicable.

Please contact Timothy S. Taylor or Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1184 or (713) 229-1820, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

CenterPoint Energy Resources Corp.

By:	/s/ Christopher A. Foster
Name: Christopher A. Foster
Title: Executive Vice President and Chief
Financial Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.

Clinton W. Rancher, Baker Botts L.L.P.

[Signature Page to Acceleration Request]